Filed by Edoc Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Edoc Acquisition Corp.

Commission File No. 001-39689

Edoc Acquisition Corp. Reminds Shareholders to Vote in Favor of Extension Amendment

NEW YORK, Feb. 07, 2022 (GLOBE NEWSWIRE) -- Edoc Acquisition Corp. (Nasdaq: ADOC, ADOCR, and ADOCW) (“Edoc” or the “Company”) encourages its shareholders to vote in favor of the proposal to amend its charter (the “Extension Amendment”) to extend the date by which the Company has to complete a business combination from February 12, 2022 to August 12, 2022 (the “Extension”).

An extraordinary general meeting of the Company’s shareholders (“Special Meeting”) to approve the Extension Amendment will be held on February 9, 2022 at 10:00 AM, Eastern Time and can be accessed virtually by visiting https://www.cstproxy.com/edocacquisition/2022.

The Extension will provide Edoc with additional time to complete the previously announced proposed business combination (the “Transaction”) with Calidi Biotherapeutics, Inc. (“Calidi”), a clinical-stage biotechnology company that is pioneering the development of cell-based delivery of oncolytic viruses.

In connection with the proposed Transaction, Edoc entered into backstop arrangements with certain institutional investors for the purchase of up to 2.2 million shares of Edoc Class A ordinary shares in connection with Edoc’s shareholder meeting to approve the business combination as well as the Special Meeting for the Extension, with the actual amount dependent upon the amount of cash available after each such shareholder meeting after any redemptions.

The Company’s shareholders of record at the close of business on the record date, January 11, 2022, are entitled to vote the ordinary shares of Edoc owned by them at the Special Meeting. Every shareholder's vote is important, regardless of the number of shares held, and the Company requests the prompt submission of votes. The Company has made arrangements for shareholders to vote online, by telephone, or by mail, simply by following the instructions on their provided proxy card.

If shareholders have any questions or need assistance in identifying the 12-digit meeting control number or any other matter please call the Company’s proxy solicitor, Advantage Proxy, at (877) 870-8565 (toll free) or by email at ksmith@advantageproxy.com.

Details of Backstop Arrangements

On February 2, 2022, Edoc entered into certain arrangements with certain institutional investors, pursuant to which such investors have agreed not to redeem up to 2.2 million Class A ordinary shares that they hold, in the aggregate, in connection with the Extension and Business Combination and instead will each either hold such shares for a period of time following the consummation of the Business Combination, at which time they will each have the right to sell them to the combined entity, or will sell such shares on the open market during such time period at a market price of at least $10.27 per share.

For more information about the terms of the backstop arrangements and the consideration to be given by the Company and its sponsor to the backstop investors for supporting the Extension and the Business Combination, please refer to the Current Report on Form 8-K dated February 2, 2022 and Amendment No. 1 to the Proxy Statement dated February 4, 2022, each as filed by Edoc with the Securities and Exchange Commission (“SEC”) and available on the SEC’s website at www.sec.gov.

About Edoc

Edoc Acquisition Corp. is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities.

About Calidi Biotherapeutics

Calidi Biotherapeutics is a clinical-stage immuno-oncology company with proprietary technology that is revolutionizing the effective delivery and potentiation of oncolytic viruses for targeted therapy against difficult-to-treat cancers. Calidi Biotherapeutics is advancing a potent allogeneic stem cell and oncolytic virus combination for use in multiple oncology indications. Calidi’s off-the-shelf, universal cell-based delivery platforms are designed to protect, amplify, and potentiate oncolytic viruses currently in development leading to enhanced efficacy and improved patient safety. Calidi Biotherapeutics is headquartered in La Jolla, California. For more information, please visit calidibio.com.

Forward Looking Statements

This press release contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Terms such as “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” as well as similar terms, are forward-looking in nature. The forward-looking statements contained in this discussion are based on the Calidi’s current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Calidi will be those that it has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Calidi’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; the outcome of any legal proceedings that may be instituted against Edoc, Calidi, the combined company or others following the announcement of the Business Combination, the private placement financing proposed to be consummated concurrently with the Business Combination (the “PIPE”), and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of Edoc, the possibility that due diligence completed following execution of the principal definitive transaction documents for the Business Combination and PIPE will not be satisfactorily concluded, the inability to complete the PIPE or other financing needed to complete the Business Combination, or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Calidi as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions; costs related to the Business Combination; changes in applicable laws or regulations; the evolution of the markets in which Calidi competes; the inability of Calidi to defend its intellectual property and satisfy regulatory requirements; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities; the risk of downturns and a changing regulatory landscape in the highly competitive pharmaceutical industry; the impact of the COVID-19 pandemic on Edoc’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Edoc’s final prospectus dated November 12, 2020 and Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the SEC on May 25, 2021 and as amended on January 14, 2022 risks and uncertainties indicated in the Registration Statement and the definitive proxy statement to be delivered to Edoc’s shareholders, including those set forth under “Risk Factors” therein, and other documents filed to be filed with the SEC by Edoc.

Additional Information and Where to Find It

Edoc intends to file with the SEC a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which will include a preliminary proxy statement of Edoc, and a prospectus in connection with the proposed business combination transaction (the “Business Combination”) involving Edoc and Calidi. The definitive proxy statement and other relevant documents will be mailed to Edoc shareholders as of a record date to be established for voting on the Business Combination. Edoc securityholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Edoc’s solicitation of proxies for the special meetings to be held to approve the Business Combination because these documents will contain important information about Edoc, Calidi, and the Business Combination. Edoc securityholders and other interested persons will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to Edoc by contacting its Chief Executive Officer, Kevin Chen, c/o Edoc Acquisition Corp., 7612 Main Street Fishers, Suite 200, Victor, New York 14564, at (585) 678-1198.

Participants in the Solicitation

Edoc and Calidi and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed business combination. Edoc shareholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of Edoc in Edoc’s Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the SEC on May 25, 2021 and as amended on January 14, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Edoc’s shareholders in connection with the proposed business combination will be included in the definitive proxy statement/prospectus that Edoc intends to file with the SEC.

No Offer or Solicitation

This press release will not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release will also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contact:

Edoc Acquisition Corp.

7612 Main Street Fishers

Suite 200

Victor, NY 14564

Attention: Kevin Chen